SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.
(Exact Name of Registrant as Specified in Its Charter)

DELHAIZE BROTHERS
AND CO. “THE LION” ESTABLISHMENT
(Translation of Registrant’s Name into English)

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒       Form 40-F    ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐      No    ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MAY 23, 2002	FOR IMMEDIATE RELEASE

Contacts:	Guy Elewaut:	+ 32 (0)2 412 29 48
	Geoffroy d’Oultremont:	+ 32 (0)2 412 83 21
	Amy Shue (U.S. investors):	+ 1 (704) 633-8250, ext. 2529
	Ruth Kinzey (U.S. media):	+ 1 (704) 633-8250, ext. 2118

DELHAIZE GROUP’S SHAREHOLDERS APPROVE
NET DIVIDEND OF EUR 1.08

BRUSSELS, Belgium, May 23, 2002 – Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, today announced that during the Annual General Meeting its shareholders approved the distribution of a gross dividend of EUR 1.44 per share, before deduction of withholding tax of 25%, resulting in a net dividend of EUR 1.08 per share. This is a 5.9% increase over the 2000 dividend.

The Annual General Meeting elected Count Arnoud de Pret Roose de Calesberg (57) as an independent director for a three-year period. From 1991 to 2000, Arnoud de Pret was a member of the Executive Committee and Chief Financial Officer of the Belgian metals company Umicore. He continues as a non-executive Board member of Umicore. Previously he was a member of the Executive Committee and Chief Financial Officer of the Belgian pharmaceutical company UCB. Currently, Arnoud de Pret is a member of the Board of Directors of Interbrew, the Belgian brewery company.

The shareholders at the Annual General Meeting also took note of the decision of Raymond-Max Boon to retire from the Board. In gratitude for his dedication and contribution to Delhaize Group, he was granted the title of Honorary Director. The shareholders renewed the terms of two current directors, Roger Boin (63) and Philippe Stroobant (49), each for a period of three years.

Shareholders at the Extraordinary General Meeting, held earlier in the day, approved the use of the corporate names “Delhaize Groep”, “Groupe Delhaize” and “Delhaize Group”, while maintaining the Company’s historical name: Etablissements Delhaize Frères et Cie “Le Lion”.

The shareholders of Delhaize Group also renewed and increased the authorizations granted to the Board of Directors regarding the authorized capital of the Company, possibly with limitation or suppression of subscription rights of existing shareholders, up to an amount of EUR 46.2 million in order to take into account the fundamental change of the capital of the Group due to the share exchange with Delhaize America in April 2001. This renewed authorization allows the Board to issue additional shares to both facilitate the implementation of stock option programs and act on future opportunities.

The Extraordinary General Meeting further renewed the authorization to the Board of Directors to acquire and transfer Company’s own shares, up to a maximum of 10% of the total number of issued shares. The Board of Directors intends to use this authorization notably as an additional method to provide additional flexibility to satisfy the exercises under the stock option plans of the Group.

The Extraordinary General Meeting also approved a reduction in the threshold for shareholder disclosures from 5%, which applies in the absence of any provision in the articles of association, to 3%. This action adapts the reporting requirement for the increase in outstanding number of shares due to the share exchange with Delhaize America in 2001.

Finally, the Annual General Meeting approved a Delhaize Group stock incentive plan which is primarily targeted to management of Delhaize America and its subsidiaries. On May 22, 2002, the Board of Directors issued under the authorized capital and with effect on May 23, 2002, approximately 3.9 million warrants to the beneficiaries of the newly adopted Delhaize Group’s stock incentive plan. The new plan will replace the currently existing Delhaize America stock incentive plan and allow Delhaize Group to satisfy option exercises in a more cost effective manner. The warrants will be exercisable until 2012.

The Board of Directors has also agreed to launch a new stock option plan in early June of this year for the management in Belgium and executives in other non-US operating companies of the Group. A maximum of 220,000 stock options could be granted under this plan.

The dividend will be payable beginning on May 27, 2002. For holders of ordinary shares the dividend will be payable against coupon no. 40. The payment of the dividend to the ADR holders will be made through The Bank of New York.

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end the first quarter of 2002, Delhaize Group’s sales network consisted of 2,456 stores. In 2001, Delhaize Group posted EUR 21.4 billion in sales and cash earnings of EUR 339.0 million. Delhaize Group employs approximately 147,000 people. Delhaize Group is listed on Euronext Brussels and the New York Stock Exchange.

This press release is available in English, French and Dutch. Questions can be sent to investor@delhaizegroup.com.

Safe Harbor

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2000 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.

Date: May 28, 2002	By: /s/ Michael R. Waller

Name: Michael R. Waller
Title: Senior Vice President

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